December 8, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Al Pavot and Mr. Terence O'Brien

Re:	Wave Sync Corp.
Form 10-Q filed July 6, 2022
Correspondence filed October 7, 2022
File No. 001-34113

Dear Mr. Al Pavot and Mr. Terence O'Brien:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 24, 2022 (the “Comment Letter”) relating to the quarterly report on From 10-Q, which was submitted to the Commission by Wave Sync Corp. (the “Company” or “we”) on July 6, 2022.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We intend to file an amendment to the quarterly report on Form 10-Q (the “Amendment”) as set forth in the response below should the Staff is satisfied with or has no further comments to the responses and proposed Amendment.

Correspondence filed October 7, 2022

Form 10Q filed on July 6, 2022

Consolidated Statements of Operations, page F-5

1.	We note your disclosure that the cost of revenue includes clubhouse services but none of the other costs associated with rental income. It is also not clear what cost of services have been included relating to cryptocurrency. As such, your presentation of gross profit on the statements of operations appears to result in a non-GAAP measure that is based on individually tailored accounting principles as it does not contemplate all costs of sales. Please remove the presentation of gross profit or otherwise address the guidance in SAB Topic 11B.

Response:	Pursuant to Staff’s comment, we propose to revise the disclosures on the page F-5 of the Form 10-Q by including the following as the Consolidated Statements of Operations and Comprehensive Loss for the Fiscal Quarters Ended March 31, 2021 and 2020 to replace the original Consolidated Statements of Operations and Comprehensive Loss in such section:

	Three months Ended March 31, 2022	Three months Ended March 31, 2021
	(Unaudited)	(Unaudited)
Revenue	$789,348	$-

Costs and Operating expenses
Cost of revenue (exclusive of items shown separate below)	228,673	-
General and administrative expenses	540,670	10,723
Depreciation and amortization	117,361
Financial expenses	49,497	280
Total Costs and Operating expenses	936,201	11,003
Loss from operations	(146,817)	(11,003)

Other income (expenses)
Interest income	2,644	-
Interest expense	(18,096)	-
Other income	22	-
Total other (expenses) income, net	(15,430)	-

Loss before income tax expenses	(162,247)	(11,003)
Income tax expenses	-	-
Net loss	$(162,247)	$(11,003)
Other comprehensive loss
Foreign currency translation (loss) gain	-	-
Comprehensive loss	$(162,247)	$(11,003)

Weighted average number of shares, basic and diluted	17,465,992	4,205,543 *
Basic and diluted loss per share	$(0.00929)	$(0.00262)

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jiang Hui
Name:	Jiang Hui
Chief Executive Officer